Resignation of Audit Committee Member and Outside Director

Woori Bank announced the resignation of its audit committee member and outside director on March 2, 2015.

Key Details

•	Details of the resigning audit committee member and outside director

1) Name: Min Chang

2) Beginning Date of Tenure: March 21, 2013

3)	Ending Date of Tenure: Date of the annual general meeting of shareholders in March 2015

4) Date of Resignation: February 28, 2015

•	Details of the audit committee members after the resignation

1)	Number of outside directors on the audit committee: 2

2)	Number of non outside directors on the audit committee: 1